Exhibit 99.1
2Q 2013Operating Performance July 25, 2013
Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process. 2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
3 POSCO Earnings Release |July 25, 2013 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 16,488 14,582 1,300 717 7.9% 4.9% 466 292 15,603 5.8% 903 241 Revenue and operating profit improved while net profit decreased affected by forex translation losses Income Consolidated Performance Revenue Operating Profit Net Profit (billion KRW) (billion KRW) (billion KRW) OperatingMargin
2012.2Q 2013.2Q (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q Steel 13,582 12,027 12,207 1,143 619 743 568 414 286 Trading 6,966 6,111 6,081 76 34 59 101 ^11 32 E & C 1,967 2,188 3,061 38 84 170 1 37 31 Energy 730 833 781 42 55 76 14 37 48 I C T 227 252 300 ^3 4 14 1 3 8 Chem/Mat'l /Others 810 867 896 49 31 34 37 17 22 10,251 12,027 208 619 4 Steel sector performance picked up and non-steel sector showed a stronger contribution to consolidated operating profit 22,278 827 2013.1Q 2012.2Q 2013.2Q 2013.1Q 11,119 12,207 23,326 353 743 1,096 10,700 13,582 24,282 202 1,143 1,345 POSCO Earnings Release |July 25, 2013 Income by Sector Consolidated Performance Revenue Operating Profit (billion KRW) (billion KRW) Steel Non-Steel Steel Non-Steel Aggregation Aggregation
5 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 79,851 82,253 38,306 39,638 92.2% 93.0% 41,545 42,615 39,756 90.5% 43,951 83,707 Assets and liabilities went up due to ongoing domestic and overseas projects, and liabilities to equity ratio declined on equity increase POSCO Earnings Release |July 25, 2013 Financial Structure Consolidated Performance Assets Liabilities Equity (billion KRW) (billion KRW) (billion KRW) Liabilitiesto Equity
6 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q QoQ(%) Revenue Revenue 16,488 14,582 15,603 7.0 Gross Profit Gross Profit 2,206 1,674 1,858 11.0 (Gross Margin) (Gross Margin) (13.4%) (11.5%) (12.0%) Selling & Admin. Expenses Selling & Admin. Expenses 907 957 955 ^0.2 Operating Profit Operating Profit 1,300 717 903 25.9 (Operating Margin) (Operating Margin) (7.9%) (4.9%) (5.8%) Other Operating Profit Other Operating Profit ^235 ^39 ^105 Share of Profit of Equity-accounted investees Share of Profit of Equity-accounted investees ^5 1 ^24 Finance Item Gains Finance Item Gains ^324 ^312 ^434 Foreign Currency Transaction & Translation Gains ^272 ^31 ^283 Net Profit Net Profit 466 292 241 ^17.5 (Net Margin) (Net Margin) (2.8%) (2.0%) (1.5%) Owners of the Controlling Company 509 278 251 ^9.7 POSCO Earnings Release |July 25, 2013 Summarized Statements of Income Consolidated Performance (billion KRW)
7 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q QoQ (%) Current Assets Current Assets 35,288 31,985 32,079 0.3 Cash & Financial Goods 6,596 6,226 6,322 1.5 Accounts Receivable 12,667 11,812 12,208 3.4 Inventories 11,498 10,610 10,044 ^5.3 Non-Current Assets Non-Current Assets 44,563 50,268 51,628 2.7 Other Long-term Financial Assets 4,554 4,860 5,031 3.5 PP&E 29,489 33,817 34,959 3.4 Total Assets Total Assets 79,851 82,253 83,707 1.8 Liabilities Liabilities 38,306 39,638 39,756 0.3 Current Liabilities 20,585 22,451 21,628 ^3.7 Non-Current Liabilities 17,722 17,187 18,128 5.5 (Interest-bearing Debt) 26,805 26,505 27,421 3.5 Equity Equity 41,545 42,615 43,951 3.1 Owners of the Controlling Company 38,694 39,567 40,884 3.3 Total Liabilities & Equity Total Liabilities & Equity 79,851 82,253 83,707 1.8 POSCO Earnings Release |July 25, 2013 Summarized Statements of Financial Position Consolidated Performance (billion KRW)
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
9 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q Carbon Steel 8,907 8,608 8,385 S T S 498 461 464 2012.2Q 2013.1Q 2013.2Q Domestic 5,246 4,886 4,927 Export 3,423 3,552 3,487 Inventory 970 977 909 9,405 9,069 8,849 8,669 8,438 8,414 POSCO Earnings Release |July 25, 2013 Crude steel production and final product sales slightly decreased on blast furnace revamping while domestic sales boosted 60% 58% 59% Production · Sales POSCO Operating Performance Crude Steel Production Finished Product Sales (thousand tons) (thousand tons) Domestic Sales
10 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 1,981 2,030 666 578 838 682 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q YoY QoQ Hot-Rolled 1,971 2,002 1,789 ^ 9.2% ^ 10.6% Plate** 1,501 1,398 1,464 ^ 2.5% + 4.7% Wire Rod 520 538 557 + 7.1% + 3.5% Cold-Rolled 3,411 3,419 3,489 + 2.3% + 2.0% Electrical Steel 240 225 224 ^ 6.7% ^ 0.4% S T S 449 439 439 ^ 2.2% - Others 577 417 452 ^21.7% + 8.4% Total 8,669 8,438 8,414 ^ 2.9% ^ 0.3% 2,037 606 791 Sales to manufacturers of plate · CRC · wire rod gained while HRC sales down from facility maintenance POSCO Earnings Release |July 25, 2013 Sales by Product POSCO Operating Performance Automobile* Home Appliances Shipbuilding (thousand tons) (thousand tons) (thousand tons) ** Includes HR Plate * Includes Transport Equipment (thousand tons)
11 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q 2012.2Q 2013.1Q 2013.2Q Carbon Steel 926 782 794 9,223 7,685 7,740 1,101 581 703 11.9% 7.6% 9.1% Rise in steel prices contributed to higher revenue and operating profit POSCO Earnings Release |July 25, 2013 Income POSCO Operating Performance Revenue Operating Profit (billion KRW) (billion KRW) OperatingMargin (thousand KRW/ton) [ Average Selling Price ]
12 2013.1Q 2013.2Q 2013.1Q 2013.2Q 2013.1Q 2013.2Q 53,082 13,924 39,158 53,345 35.6% 9,564Debt* 9,056 12,711 Debt*^ 508 40,634 31.3% Liabilities to equity ratio fell on the back of hybrid bond issuance and debt repayment POSCO Earnings Release |July 25, 2013 Financial Structure POSCO Operating Performance Assets Liabilities Equity (billion KRW) (billion KRW) Liabilitiesto Equity (billion KRW) * Interest-bearing debt

POSCO Operating Performance

Key Activities

High value-added products

- **Increase of high value-added products sales**
  - Expanded sales to 4 major industries of automobile / energy / shipbuilding / home appliances : 3,588K tons in 1Q2013 to **3,712K tons in 2Q**
  - World First/World Best product sales volume

(%)	2012	1H 2013
WF/WB Sales ratio	17.1	**20.6**

- **P)* #4 Wire Rod Mill completed** (700K tons/yr)
  - Built a total of 2.8 Mtpa capacity (world's third largest)
  - Replace imports of high grade wire rod product incl. ultra-high-strength spring steel, high-strength wire for deep sea development


[Domestic market share]
(%)
46
52
2012
2013(f)

*P) Pohang

Customer-oriented marketing

- **Southeast Asia-bound export volume hiked**
  - Export climbed to the competitive regions such as China and Southeast Asia under yen depreciation environment


[Export by region]
(thousand tons)
1,256
1,181
△6%
12.1H
13.1H
Japan
1,358
1,552
+14.3%
12.1H
13.1H
China
1,645
1,848
+12.3%
12.1H
13.1H
Southeast Asia

- **Reorganization of marketing division**
  - From product-oriented to customer-oriented
    - Reshuffle focusing on demand industries of energy / shipbuilding / automobile
  - Established Global Optimization Center (GOC) to be in charge of setting up globally integrated production & sales plan and supporting sales of overseas subsidiaries

POSCO Earnings Release | July 25, 2013
13

POSCO Operating Performance

Key Activities

Reduce Working Capital

- **Decrease of AR and inventory assets**
  - Capital management efficiency raised
    - 213.4 billion KRW working capital reduced in 2Q

[AR and Inventory Assets] (billion KRW)


3,862
3,795
2013.1Q
2013.2Q
Accounts Receivable
5,294
4,978
2013.1Q
2013.2Q
Inventory Assets

[Turnover period] (days)


Inventory Assets
65
64
61
AR
48
47
45
2012.4Q
2013.1Q
2013.2Q

Improve Cost Competitiveness

- **Revamping of G)* #1 Blast Furnace (June 6)**
  - World's largest size with 6,000㎥ inner volume
  - Adopted high-level oxygen enrichment operation technology and dry dust collector
    - By improving unit molten metal ratio, efficiency of reducing gas and energy recovery rate, molten metal production costs reduction expected at 100 billion KRW annually
- **324.8 billion KRW worth cost-saving (2Q cumulative)**
  - Contributed by reduction in raw material blending cost and other expenses

[Cost-saving results] (billion KRW)


143
45
50
87
Raw Materials
Materials
Outsourcing/
Energy
Others

*G) Gwangyang

POSCO Earnings Release | July 25, 2013
14
posco
2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
16 POSCO Earnings Release |July 25, 2013 Daewoo International POSCO Chemtech 2012.2Q 2013.1Q 2013.2Q 8.2% 4.3% 6.5% 327 312 302 27 13 20 POSCO Energy 2012.2Q 2013.1Q 2013.2Q 6.1% 7.3% 10.3% 728 779 756 45 57 78 POSCO E&C 2012.2Q 2013.1Q 2013.2Q 3.8% 4.4% 6.5% 1,393 1,586 2,331 53 69 151 OP Margin 2012.2Q 2013.1Q 2013.2Q 4,580 4,071 4,032 60 44 53 1.3% 1.1% 1.3% Revenue OP Income Subsidiaries Performance (billion KRW) Consolidated (billion KRW) Parent (billion KRW) (billion KRW) Parent Parent

Subsidiaries Performance

Key Activities

Steel	• **POSCO Specialty Steel: Vietnam Electric Arc Furnace and long product project on schedule** - Overall progress rate of 60% (Jun.'13) for EAF(1.2 million tons/yr) and section steel/rebar mill (1 million tons/yr)
Trading	• **Daewoo International: Sales of Myanmar gas project started** - Production started in June, pilot operation of onshore pipeline(SEAGP*) and sales to CNUOC*/MOGE* started in July - Started joint exploration of AD-7 offshore mine in Myanmar with Woodside in July, geological survey for onshore MOGE-8/RSF-7 mine completed in May
Energy	• **POSCO Energy: Stronger profitability from highly efficient power generation** - SMP** increased from nuclear power plant stoppages, full-fledged operation of Incheon #5 and #6 plants after overhaul in May last year affected plant factor*** to increase (2Q2012 68% → 2Q2013 86%***) - Visible revenue increase in fuel cell business incl. Gyeonggi Green Energy (93.3 bil KRW in 2012 → **156.8 bil KRW in 1H2013**)
Chem · Mat'l	• **POSCO Chemtech: Strengthened market competitiveness by customer diversification** - Scale up to 3,000 ton production capacity for anode materials for secondary batteries in June, supply increased to LG Chem and diversified customer base with addition of models - JV with Mitsubishi for needle-coke started plant construction in April with early mover advantage in China expected • **POSCO M-Tech: Aluminum deoxidizer and alloy JV project in Indonesia completed in April**
Infrastructure	• **POSCO E&C: Continued order-taking of overseas plant construction, Secured liquidity by asset disposals** - Expanded outside-the-group plant orders including Vietnam Ha Tinh HR mill (58% in 2012 to 74% in 1H 2013) - USD 261 billion from sale of office building in Yangjae, Seoul • **POSCO ICT : Steel infrastructure and smart grid businesses penetrated into the global market** - Ha Tinh Steel Mill project(Feb.'13~Jan.'15), MOU with Edison Power to enter the Japanese ESS**** market in June • **POSCO Plantec: Became a comprehensive plant engineering solution provider by integrating with Sungjin Geotec**(July 1)

* **SEAGP:** South-East Asia Gas Pipeline Company, CNUOC: China National United Oil Corporation (Majority shareholder of both companies is CNPC), MOGE: Myanmar Oil and Gas Enterprise, ****SMP:** System Marginal Price, *** **Plant factor** (Ratio of the average power load of an electric power plant to its rated capacity): calculated on the basis of LNG #5 and #6 ******ESS:** Energy Storage System

POSCO Earnings Release | July 25, 2013

17

posco
^ 2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
Global Steel Market 19 Business Environment Steel demand in major countries Steel demand in China POSCO Earnings Release |July 25, 2013 2010 2011 2012 2013 2010 2011 2012 YoY 2013 YoY U.S. 80 89 97 8% 99 3% EU 145 154 140 ^9% 137 ^2% China 588 634 646 2% 678 5% India 65 70 72 3% 76 6% S.E.A 49 52 56 8% 60 6% World 1,300 1,395 1,413 1% 1,460 3% [ Demand outlook ] * World Steel Association(April 2013), POSRI * CRU, Mysteel "Steel price to recover gradually from 3Q bottom" In 1H, despite a 7% high demand growth, weak steel prices continued due to over-inventoryIn 3Q, supply-demand imbalance will be eased on completion of inventory destocking and steelmakers' production cut "Global steel demand to increase at 3% annually" In China, a steady demand throughout 2H will lead a 5% annual growthIndia and Southeast Asian countries expected to see a 6% increase on investment expansion triggered by QE Crude steel demand (million tons) Domestic HRC price (US$/ton) [ Crude steel demand and steel price in China ] (million tons)

Business Environment

Domestic Steel Market

Steel-consuming Industries

Automobile	Domestic production will slightly fall as imported cars increase and carmakers enlarge overseas production ✓ Production (thousand units): 4,657 ('11) → 4,559 ('12) → 4,506 ('13)
Construction	Construction investment likely to grow at 2% contributed by gradual improvement in housing/non-housing sector investment ✓ Construction investment (trillion KRW): 146.2 ('11) → 143.0 ('12) → 145.7 ('13)
Shipbuilding	Shipbuilding tonnage forecast to shrink while new order-taking expected to turn a upward trend ✓ Shipbuilding (million GT): 35.5 ('11) → 31.5 ('12) → 27.9 ('13) ✓ Orders (million GT): 25.4 ('11) → 12.2 ('12) → 21.1 ('13)


(thousand units)
Production
1,114
1,166
997
1,229
(trillion KRW)
Construction investment
28.7
38.6
37.1
41.3
(million GT)
Shipbuilding
7.5
7.0
6.8
6.6
2013.1Q
2Q
3Q
4Q

* POSRI(July 2013)

Steel Demand and Supply Outlook

(thousand tons)

	2011	2012	2013	1Q	2Q	3Q	QoQ
Nominal Consumption	56,391	54,069	**51,947**	**12,178**	**13,289**	**13,280**	△ 0.1%
Export	29,091	30,485	**30,375**	**7,304**	**7,162**	**7,950**	+ 11.0%
Production	72,283	72,052	**70,497**	**16,537**	**17,510**	**18,350**	+ 4.8%
Import	13,199	12,502	**11,825**	**2,945**	**2,941**	**2,880**	△ 2.1%
Incl. Semi-product	23,121	20,706	**19,200**	**4,927**	**4,772**	**4,950**	+ 3.7%

* POSRI(July 2013)

POSCO Earnings Release | July 25, 2013
20

Business Environment

Raw Materials

Iron Ore

2Q 2013	Amid concerns over hard-landing of Chinese Economy, iron ore spot prices turned weak due to steel oversupply followed by falling steel price
3Q 2013	**"Fine Ore US$125/ton, CFR"** Seasonally weak trend expected while volatility remains limited with Chinese steelmakers' restocking demand



[Iron Ore Spot Price]
(US$/ton)
143
141
113
122
148
126
125
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q(f)

*Platts 62%Fe IODEX CFR China (Quarterly avg.)

Coking Coal

2Q 2013	While commodity prices went down affected by slow economy, the weak trend of coking coal price continued throughout the quarter as Chinese traders' spot demand dropped
3Q 2013	**"HCC US$137/ton, FOB"** With stable supply and poor demand, coking coal price is forecast to remain at a lower level although price decline will be limited due to pressure over production cost



[Coking Coal Spot Price]
(US$/ton)
215
221
173
155
166
143
137
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q(f)

*Platts HCC Peak Downs FOB Australia (Quarterly avg.)

POSCO Earnings Release | July 25, 2013
21

Business Environment

Stainless Steel

Raw Materials

2Q 2013	**Ni** price remained low caused by poor investment sentiment on slowed Chinese economic growth and the U.S. sequestration **Cr** price gained in support of increased electricity cost due to South Africa's power shortage and rise of chrome ore price
3Q 2013	**"Remain weak on economic uncertainties"** **Ni** price is forecast to rebound after bottoming out in the second half of the quarter **Cr** price will stay weak as major producer countries increase supply to benefit from improved profitability on currency depreciation

Sales

2Q 2013	• Market price moved at low level due to continuously weak Ni price and poor customer sentiment on sluggish economy • Affected by slow macro economy and concerns over credit crunch in China, market price dropped to and remained at US$2,240/ton
3Q 2013	**"Gradual recovery after vacation season"** With expectations on developed countries' demand recovery and mills' efforts to adjust supply volume, gradual recovery is expected in 2H - GDP growth rate in developed countries : 1.7% in 2Q → 1.9% in 3Q (IMF, July 2013)


[Nickel & Chrome Price]
(thousand US$/ton)
Nickel
Chrome
19.7
17.2
16.3
17.0
17.3
14.9
14.5
2.7
3.2
2.9
2.6
2.7
3.0
2.7
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q(f)

* Ni : LME Nickel Price (Quarterly avg.)
Cr : Japanese Quarterly Benchmark Price


[STS CR Price]
(US$/ton)
Europe
Korea
China
3,200
3,080
2,890
2,960
2,980
2,880
2,850
2,970
2,780
2,760
2,930
2,890
2,710
2,680
2,680
2,480
2,430
2,500
2,470
2,240
2,210
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q
2013 3Q(f)

* Europe: S.Europe spot price
China: Wuxi market spot price (CR 304)

POSCO Earnings Release | July 25, 2013
22
posco

^ 2Q Operating Performance 2Q Operating Performance 2Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Performance - POSCO Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
24 2012 2013(F) Revenue (Consolidated) (in trillion KRW) 63.6 64 - POSCO Revenue* (^) 35.7 32 Crude Steel Production (in million tons) 38.0 37 Product Sales (^) 35.0 35 Investment (Consolidated) (in trillion KRW) 7.2 7 ~ 8 - POSCO Investment* (^) 3.6 3.5 ~ 4 POSCO Earnings Release |July 25, 2013 2013 Business Plan * On a parent basis
2Q 2013Operating Performance July 25, 2013